Exhibit 99.1

PRESS RELEASE

ROSTELECOM REPORTS ON ANNUAL GENERAL SHAREHOLDERS’ MEETING AND THE MEETING OF THE NEW BOARD OF DIRECTORS

Moscow – June 9, 2008 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia’s national long-distance telecommunications operator, today announced the results of its Annual General Shareholders’ Meeting (AGM) held on June 9, 2008, as well as the decisions of the new Board of Directors.

At the AGM, shareholders voted to approve the following items:

•      Approval of the Company’s annual report, annual financial statements in accordance with Russian Accounting Standards (RAS), including profit and loss statement of the Company, as well as distribution of profit for 2007 fiscal year as follows:

•      RUB 7,067,901,000 or 75% of net profit to increase the Company’s equity;

•      RUB 2,356,003,000 or 25% of net profit to be distributed as dividends for 2007.

The annual dividends for 2007 were declared as follows:

•      RUB 3.8809 per preferred share to be disbursed starting from July 15, 2008 to October 31, 2008. The total amount of dividends to be paid to holders of ordinary shares will amount to 10% of 2007 RAS net profit;

•      RUB 1.9399 per ordinary share to be disbursed starting from July 15, 2008 to October 31, 2008. The total amount of dividends to be paid to holders of preferred shares will amount to 15% of 2006 RAS net profit.

Dividends will be disbursed to shareholders included into the list of persons entitled to receive dividends in conformity with the shareholders’ register as of April 22, 2008, as follows:

•      by transfer to shareholders’ bank accounts (bank charges deducted);

•      by postal order (postal costs deducted);

•      by payment through the Company’s cashiers (for Rostelecom employees only).

•      Members of the new Board of Directors were elected:

1.     Alexander Kiselev, General Director of Svyazinvest;

2.     Sergei Kuznetsov;

3.     Yevgeny Chechelnitsky, Deputy General Director of Svyazinvest;

4.     Elena Selvich, Executive Director – Director of Economy and Finance Department of Svyazinvest;

5.     Mikhail Alexeev;

6.     Vladimir Zhelonkin, Deputy General Director of Svyazinvest;

7.     Konstantin Solodukhin, General Director of Rostelecom;

8.     Yekaterina Vasilyeva, Director of Corporate Finance Department of CIT Finance Investment Bank;

9.     Yevgeny Logovinsky, Deputy Chairman of the Management Board of SOGAS Insurance Group;

10.   Nikolai Mylnikov, Deputy General Director for Legal Affairs of CIT Finance Investment Bank;

11.   Maxim Tsyganov, Deputy General Director of CIT Finance Investment Bank.

•      Members of the Audit Commission were elected:

1.     Lyudmila Arzhannikova; Deputy Head of Division of Strategic Development Department of Svyazinvest;

2.     Natalia Belyakova, Deputy Director of Economy and Finance Department of Svyazinvest;

3.     Svetlana Bocharova, Head of Division of the Accounting, Tax and Statistics Department of Svyazinvest;

4.     Mikhail Batmanov, Head of Division of Corporate Governance and Legal Department of Svyazinvest;

5.     Olga Koroleva, Chief Accountant of Svyazinvest.

•      ZAO KPMG was approved as the Company’s external auditor for 2008 fiscal year.

•      The restated Company’s Charter was approved.

•      The restated Company’s Regulations on the Board of Directors were approved.

•      The restated Company’s Regulations on the Audit Commission were approved.

•      Directors’ remuneration for the period they served as the members of the Company’s Board of Directors as well as reimbursement of the expenses incurred owing to their service as the members of the Company’s Board of Directors were approved.

At the Board of Directors’ meeting held after the AGM, Alexander Kiselev, General Director of Svyazinvest, was elected as Chairman of the Company’s Board of Directors, and Sergei Kuznetsov was elected as Deputy Chairman of the Board.

The Board also confirmed to be independent directors:

•      Mikhail Alexeev;

•      Yekaterina Vasilyeva;

•      Yevgeny Logovinsky;

•      Nikolai Mylnikov;

•      Maxim Tsyganov.

In addition, The Board of Directors elected its new committees.

The new Strategic Planning Committee was joined by:

•      Yevgeny Chechelnitsky – the Chairman, non-executive director;

•      Yekaterina Vasilyeva, independent director;

•      Sergei Kuznetsov, non-executive director;

•      Elena Selvich, non-executive director;

•      Konstantin Solodukhin, General Director of Rostelecom;

•      Maxim Tsyganov, independent director;

•      Vladimir Zhelonkin, non-executive director.

New members to the Audit Committee included:

•      Mikhail Alexeev – the Chairman, independent director;

•      Yekaterina Vasilyeva, independent director;

•      Yevgeny Logovinsky, independent director.

The Board of Directors also confirmed that Yevgeny Logovinsky, the Board Member, met the qualifications for «audit committee financial expert» as defined in applicable U.S. securities legislation.

Elena Selvich, non-executive director, was elected as the Committee’s non-voting member with only «observer» status.

New members to the Nominations and Remuneration Committee were also elected:

•      Mikhail Alexeev – the Chairman, independent director;

•      Yevgeny Logovinsky, independent director;

•      Nikolai Mylnikov, independent director.

The new Corporate Governance Committee was joined by:

•      Nikolai Mylnikov – the Chairman, independent director;

•      Elena Selvich, non-executive director;

•      Maxim Tsyganov, independent director;

•      Valentina Veremyanina, Deputy Director of Corporate Governance and Legal Department of Svyazinvest;

•      Oksana Petrova, Head of Division of Corporate Governance and Legal Department of Svyazinvest.

***

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

Those forward-looking statements include, but are not limited to:

•      Management’s assessment of the Company’s future operating and financial results as well as forecasts of the present value of future cash flows and related factors;

•      the Company’s anticipated capital expenditures and plans to construct and modernize its network;

•      the Company’s expectations as to the growth in demand for its services, plans relating to the expansion of the range of its services and their pricing;

•      the Company’s plans with respect to improving its corporate governance practices;

•      the Company’s expectations as to its position in the telecommunications market and the development of the market segments within which the Company operates;

•      economic outlook and industry trends;

•      the Company’s expectations as to the regulation of the Russian telecommunications industry and assessment of impact of regulatory initiatives on the Company’s activity;

•      other statements regarding matters that are not historical facts.

Such forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. These risks, uncertainties and other factors include:

•      risks relating to changes in political, economic and social conditions in Russia as well as changes in global economic conditions;

•      risks relating to Russian legislation, regulation and taxation, including laws, regulations, decrees and decisions governing the Russian telecommunications industry, securities industry as well as currency and exchange controls relating to Russian entities and their official interpretation by regulatory bodies;

•      risks relating to the Company, including the achievement of the anticipated results, levels of profitability and growth, ability to create and meet demand for the Company’s services including their promotions, and the ability of the Company to remain competitive in a liberalized telecommunications market;

•      technological risks associated with the functioning and development of the telecommunications infrastructure, technological innovations as well as the convergence of technologies;

•      other risks and uncertainties. For a more detailed discussion of these and other factors, see the Company’s Annual Report on Form 20-F for its most recently completed fiscal year and the Company’s other public filings with The U.S. Securities and Exchange Commission.

Many of these factors are beyond the Company’s ability to control or predict. Given these and other uncertainties, readers are cautioned not to place undue reliance on any of the forward-looking statements contained herein or otherwise. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements (which are made as of the date hereof) to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as may be required under applicable laws.

For further details please contact

Rostelecom IR Department	Rostelecom PR Department
Tel.: + 7 499 973 9920	Tel.: + 7 499 973 9973
Fax: + 7 499 972 8222	Fax: + 7 499 973 9977
e-mail: rostelecom@rostelecom.ru	e-mail: rostelecom@rostelecom.ru